SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: January 14, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from December 1, 2024 to December 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2025

[This is a translation of the Share Buyback Report for the period from December 1, 2024 to December 31, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on January 14, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)	Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders Not applicable

(2)	Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of December 31, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.

Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

2.	Status of Disposition

(as of December 31, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	(Date of cancellation) December 3	93,287,300	214,432,986,399
Total	—	93,287,300	214,432,986,399
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) December 3 December 4 December 5 December 6 December 9 December 10 December 11 December 12 December 13 December 16 December 17 December 18 December 19 December 20 December 23	270,500 740,500 735,500 613,500 225,000 138,500 383,500 178,500 961,500 327,500 113,000 74,500 179,000 79,000 68,500	621,779,415 1,702,135,515 1,690,642,365 1,410,209,505 517,191,750 318,360,255 881,524,605 410,305,455 2,210,132,745 752,801,325 259,745,190 171,247,935 411,454,770 181,591,770 157,456,155
Total	—	5,088,500	11,696,578,755
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	(Date of disposition) December 2 December 9 December 26	2,743,360 915 500	6,305,969,598 2,103,246 1,149,315
Total	—	2,744,775	6,309,222,159
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) December 18	80	183,890
Total	—	80	183,890
Total amount	101,120,655		232,438,971,203

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of December 31, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	124,626,241

3